PIEDMONT OFFICE REALTY TRUST, INC
VIA EDGAR AND EMAIL
June 2, 2025

Ms. Mary Beth Breslin
Industry Office Chief
Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Piedmont Office Realty Trust, Inc.
Form 10-K for the year ended December 31, 2024, Filed on February 19, 2025
File No. 001-34626

Dear Ms. Breslin:

This letter is submitted in response to the comments by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced filing by Piedmont Office Realty Trust, Inc. (the “Company”). We welcome the opportunity to discuss our response with you, and I am available to do so at (770) 418-8603 or Sherry Rexroad, our Chief Financial Officer, is available at (770) 418-8604.

For your convenience, we have repeated each comment by the Staff immediately preceding our response.

Form 10-K for the year ended December 31, 2024
6. Impairment Charges, page F-23
Comment:
1.Please revise your disclosure to include the goodwill disclosures required by ASC 350-20-50-1 for each of your reportable segments as well as in total.

Response:

We will include in future filings, beginning with our quarterly report on Form 10-Q for the quarter ending June 30, 2025, the following goodwill disclosures required by ASC 350-20-50-1 for each of our reportable segments as well as in total. Presented below for illustrative purposes is a table with information for the years ended December 31, 2024, and 2023 to show an example of the enhanced disclosure approach we intend to take in our future filings:

The change in the carrying amount of Piedmont’s goodwill allocated to each of its reportable segments and in total as of December 31, 2024 and 2023 is as follows (in thousands):

	Atlanta	Dallas	Orlando	Northern Virginia/ Washington, D.C.	Minneapolis	New York	Boston	Total
Balance as of January 1, 2023:
Goodwill	$18,563	$18,525	$10,818	$15,981	$10,957	$10,585	$13,489	$98,918
Accumulated impairment charges	—	—	—	(15,981)	—	—	—	(15,981)
	18,563	18,525	10,818	—	10,957	10,585	13,489	82,937

2023 impairment charges	—	—	—	—	(10,957)	(5,000)	(13,489)	(29,446)
Balance as of December 31, 2023:
Goodwill	18,563	18,525	10,818	15,981	10,957	10,585	13,489	98,918
Accumulated impairment charges	—	—	—	(15,981)	(10,957)	(5,000)	(13,489)	(45,427)
	18,563	18,525	10,818	—	—	5,585	—	53,491

2024 impairment charges	—	—	—	—	—	—	—	—
Balance as of December 31, 2024:
Goodwill	18,563	18,525	10,818	15,981	10,957	10,585	13,489	98,918
Accumulated impairment charges	—	—	—	(15,981)	(10,957)	(5,000)	(13,489)	(45,427)
	$18,563	$18,525	$10,818	$—	$—	$5,585	$—	$53,491

Comment:

2.We note your disclosure that you recorded losses for impairment on real estate assets in 2024 and 2022. Please tell us and revise future filings to disclose the segment in which the impaired long-lived asset (asset group) is reported. Refer to ASC 360-10- 50-2(d).

Response:

Our recorded losses for impairment on real estate assets in 2024 and 2022 are related to the following segments:

Building	Reportable Segment	2024	2023	2022
One Lincoln Park	Dallas	$932	$—	$—
750 West John Carpenter Freeway	Dallas	17,500	—	—
80 and 90 Central Street	Boston	10,000	—	—
161 Corporate Center	Dallas	5,400	—	—
9320 Excelsior Boulevard	Minneapolis	—	—	10,000
Total impairment charge on real estate assets		$33,832	$—	$10,000

We will include in future filings, beginning with our quarterly report on Form 10-Q for the quarter ending June 30, 2025, disclosure of the reportable segment in which the impaired long-lived asset is reported in accordance with ASC 360-10-50-2(d).

May 28, 2025

Sincerely,

/s/ Laura P. Moon

Laura P. Moon
Chief Accounting Officer
Piedmont Office Realty Trust, Inc.

    CC:     Mr. C. Brent Smith, President, Principal Executive Officer and Director
    Ms. Sherry L. Rexroad, Chief Financial Officer, Principal Financial Officer
    Mr. Will Herman, Deloitte & Touche LLP
    Mr. Keith Townsend, Esq., King & Spalding, LLP